# Vanmile, LLC Financial Certification

I, Xinguo Mike Wang, certify that:

(1) the financial statements of Vanmile, LLC included in this Form are true and complete in all material respects; and

(2) the tax information provided accurately reflects the information in the corresponding information in Vanmile, LLC's federal income tax returns.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

**Effective Date:** 09-13-2019

**COMPANY**

**Company:**     Vanmile, LLC

**By:**     *Xinguo Mike Wang*

**Printed:**     Xinguo Mike Wang

**Title:**     CEO

UNAUDITED


**VanMile, LLC**
**Balance Sheet**
**As of December 31, 2018**


## Assets

Current Assets:

| | | |
|---|---|---:|
| Cash | $ | 17,628 |
| Receivables | | 38,829 |
| Total Current Assets | | 56,457 |

Noncurrent Assets:

| | |
|---|---:|
| Furniture and Equipment | 1,071 |
| Total Noncurrent Assets | 1,071 |

| | |
|---|---:|
| **Total Assets** | **57,528** |

## Liabilities

Current Liabilities:

| | |
|---|---:|
| Accounts Payable | 45,130 |
| Loan from Bank | 33,561 |
| Total Current Liabilities | 78,691 |

Noncurrent Liabilities:

| | |
|---|---:|
| Loan from AMEX Business | 26,201 |
| Investor's Convertible Note | 20,000 |
| Loan from Partner | 113,040 |
| Total Noncurrent Liabilities | 159,241 |

| | |
|---|---:|
| **Total Liabilities** | **237,932** |

## Equity

| | | |
|---|---|---:|
| Partners' Equity | | 62,198 |
| Conv Interest | | 7,577 |
| Partners' Buyout | | (32,740) |
| Retained Earnings | | (217,439) |
| Total Equity | | **(180,404)** |

| | | |
|---|---|---:|
| **Total Liabilities & Equity** | $ | **57,528** |

UNAUDITED

**VanMile , LLC**
**Income Statement**
**For the Year Ended 12/31/2018**

| | | |
|---|---|---:|
| **Revenues & Gains** | | |
| Sales Revenue | $ | 333,364.00 |
| Refund | | 242.00 |
| Misc Revenue | | 4,827.00 |
| **Total Revenues & Gains** | | **338,433.00** |
| | | |
| **Cost of Goods Sold** | | |
| Cost of Goods Sold - Labor | | 269,227.00 |
| Cost of Goods Sold - Merchandise | | 8,573.00 |
| **Total Cost of Goods Sold** | | **277,800.00** |
| | | |
| **Gross Profit** | | **60,633.00** |
| | | |
| **Operating Expenses** | | |
| Advertising Expense | | 9,441.00 |
| App Development Expense | | 18,438.00 |
| Bank Service Charge | | 3,953.00 |
| Insurance Expense | | 3,596.00 |
| Interest Expense | | 10,700.00 |
| Conv Note Interest | | 1,047.00 |
| Legal and Professional Expense | | 1,568.00 |
| Misc. Expense | | 7,331.00 |
| Office Supplies | | 2,483.00 |
| Payroll Expense | | 41,362.00 |
| Rent | | 2,887.00 |
| Telephone | | 3,496.00 |
| Travel | | 1,633.00 |
| **Total Operating Expenses** | | **107,935.00** |
| | | |
| **Income Before Income Tax** | | **(47,302.00)** |
| | | |
| **Income Tax Expense** | | - |
| | | |
| **Net Income** | $ | **(47,302.00)** |

UNAUDITED

**VanMile, LLC**
**Statement of Cash Flows**
**For the Year Ended 12/31/2018**

| | | |
|---|---|---:|
| **Net Income** | $ | (47,302) |
| **Cash Flow from Operating Activities** | | |
| Increase in Accounts Receivable | | (38,450) |
| Decrease in Accounts Payable | | (24,942) |
| Increase in Bank Loan | | 7,019 |
| Net Cash Used by Operating Activities | | (56,373) |
| | | |
| **Cash Flow from Financing Activities** | | |
| Partners' Loan | | 50,000 |
| AMEX Loan | | 26,201 |
| Investors' Convertible Note | | 20,000 |
| Adjusted Parters' Buyout | | 79 |
| Net Cash Provided by Financing Activities | | 96,280 |
| | | |
| Net Decrease in Cash | | (7,395) |
| Cash - January 1, 2018 | | 23,976 |
| Cash - December 31, 2018 | $ | 16,581 |

UNAUDITED

## VanMile, LLC
## Statement of Retained Earnings
## For Year Ended 12/31/2018

| | | |
|---|---|---|
| Beginning Balance: | $ | (170,137) |
| plus Net Income | | (47,302) |
| | | |
| **Ending Balance** | **$** | **(217,439)** |

UNAUDITED

**VanMile, LLC**
**Balance Sheet**
**As of December 31, 2017**

**Assets**

Current Assets:

| | | |
|---|---|---|
| Cash | $ | 23,976 |
| Receivables | | 379 |
| Total Current Assets | | 24,355 |

Noncurrent Assets:

| | |
|---|---|
| Furniture and Equipment | 1,071 |
| Total Noncurrent Assets | 1,071 |

| | | |
|---|---|---|
| **Total Assets** | | **25,426** |

**Liabilities**

Current Liabilities:

| | |
|---|---|
| Accounts Payable | 70,072 |
| Loan from Bank | 26,542 |
| Total Current Liabilities | 96,614 |

Noncurrent Liabilities:

| | |
|---|---|
| Investor's Convertible Note | 8,500 |
| Loan from Partner | 63,040 |
| Total Noncurrent Liabilities | 71,540 |

| | |
|---|---|
| **Total Liabilities** | **168,154** |

**Equity**

| | |
|---|---|
| Partners' Equity | 53,698 |
| Conv Note Interest | 6,530 |
| Partners' Buyout | (32,819) |
| Retained Earnings | (170,137) |
| Total Equity | **(142,728)** |

| | | |
|---|---|---|
| **Total Liabilities & Equity** | $ | **25,426** |

UNAUDITED

**VanMile, LLC**
**Income Statement**
**For the Year Ended 12/31/2017**

| | | |
|---|---|---:|
| **Revenues & Gains** | | |
| Sales Revenue | $ | 278,429 |
| Refund | | 2,760 |
| Misc Revenue | | 5,713 |
| **Total Revenues & Gains** | | **286,902** |
| | | |
| **Cost of Goods Sold** | | |
| Cost of Goods Sold - Labor | | 290,854 |
| Cost of Goods Sold - Merchandise | | 15,119 |
| **Total Cost of Goods Sold** | | **305,973** |
| | | |
| **Gross Profit** | | **(19,071)** |
| | | |
| **Operating Expenses** | | |
| Advertising Expense | | 22,033 |
| App Development Expense | | 16,406 |
| Bank Service Charge | | 1,780 |
| Commission | | 2,557 |
| Insurance Expense | | 9,608 |
| Interest Expense | | 1,403 |
| Conv Note Interest | | 6,530 |
| Legal and Professional Expense | | 13,175 |
| Misc. Expense | | 3,156 |
| Office Supplies | | 1,832 |
| Rent | | 3,798 |
| SEO Project | | 12,097 |
| Telephone | | 3,683 |
| Travel | | 26,480 |
| **Total Operating Expenses** | | **124,538** |
| | | |
| **Income Before Income Tax** | | **(143,609)** |
| | | |
| **Income Tax Expense** | | 1,129 |
| | | |
| **Net Income** | $ | **(144,738)** |

**VanMile, LLC**
**Statement of Cash Flows**
**For the Year Ended 12/31/2017**

| | | |
|---|---|---:|
| **Net Income** | $ | (144,738) |
| **Cash Flow from Operating Activities** | | |
| Increase in Accounts Receivable | | (379) |
| Increase in Accounts Payable | | 46,655 |
| Increase in Bank Loan | | 26,742 |
| Net Cash Used by Operating Activities | | 73,018 |
| | | |
| **Cash Flow from Financing Activities** | | |
| Partners' Loan | | 63,040 |
| Partners' Buyout | | (32,819) |
| Investor's Convertible Note | | 8,500 |
| Net Cash Provided by Financing Activities | | 38,721 |
| | | |
| Net Decrease in Cash | | (32,999) |
| Cash - January 1, 2017 | | 50,445 |
| Cash - December 31, 2017 | $ | 17,446 |

UNAUDITED

**VanMile, LLC**
**Statement of Retained Earnings**
**For Year Ended 12/31/2017**

| | | |
|---|---|---|
| Beginning Balance | $ | (25,399.00) |
| plus Net Income | | (144,738.00) |
| | | |
| **Ending Balance** | **$** | **(170,137.00)** |

UNAUDITED

**VanMile, LLC**
**Balance Sheet**
**As of December 31, 2016**

**Assets**

Current Assets:

| | | |
|---|---|---|
| Cash | $ | 50,445 |
| Total Current Assets | | 50,445 |

Noncurrent Assets:

| | |
|---|---|
| Furniture and Equipment | 1,071 |
| Total Noncurrent Assets | 1,071 |

| | | |
|---|---|---|
| **Total Assets** | | **51,516** |

**Liabilities**

Current Liabilities:

| | |
|---|---|
| Accounts Payable | 23,217 |
| Total Current Liabilities | 23,217 |

Noncurrent Liabilities:

| | |
|---|---|
| Investor's Convertible Note | 53,000 |
| Loan from Partner | |
| Total Noncurrent Liabilities | 53,000 |

| | |
|---|---|
| **Total Liabilities** | **76,217** |

**Equity**

| | |
|---|---|
| Partners' Equity | 698 |
| Retained Earnings | (25,399) |
| Total Equity | **(24,701)** |

| | | |
|---|---|---|
| **Total Liabilities & Equity** | $ | **51,516** |

UNAUDITED

**VanMile, LLC**
**Income Statement**
**For the Year Ended 12/31/2016**

| | | |
|---|---|---:|
| **Revenues & Gains** | | |
| Sales Revenue | $ | 79,045 |
| Misc Revenue | | 1,540 |
| **Total Revenues & Gains** | | **80,585** |
| | | |
| **Cost of Goods Sold** | | |
| Cost of Goods Sold - Labor | | 64,246 |
| Cost of Goods Sold - Merchandise | | 3,523 |
| **Total Cost of Goods Sold** | | **67,769** |
| | | |
| **Gross Profit** | | **12,816** |
| | | |
| **Operating Expenses** | | |
| Advertising Expense | | 3,418 |
| App Development Expense | | 11,250 |
| Commission | | 405 |
| Insurance Expense | | 9,721 |
| Legal and Professional Expense | | 1,419 |
| Misc. Expense | | 2,882 |
| Office Supplies | | 975 |
| Rent | | 1,718 |
| Telephone | | 3,545 |
| Travel | | 2,882 |
| **Total Operating Expenses** | | **38,215** |
| | | |
| **Income Before Income Tax** | | **(25,399)** |
| | | |
| **Income Tax Expense** | $ | - |
| | | |
| **Net Income** | $ | **(25,399)** |

UNAUDITED

**VanMile, LLC**
**Statement of Cash Flows**
**For the Year Ended 12/31/2016**

| | | |
|---|---|---:|
| **Net Income** | $ | (25,399) |
| **Cash Flow from Operating Activities** | | |
| Increase in Accounts Payable | | 23,217 |
| Increase in Accounts Receivable | | (3,008) |
| Increase in Furniture | | (1,071) |
|    Net Cash Used by Operating Activities | | 19,138 |
| | | |
| **Cash Flow from Financing Activities** | | |
| Investor Convertible Note | | 53,000 |
|    Net Cash Provided by Financing Activities | | 53,000 |
| | | |
| Net Decrease in Cash | | 46,739 |
| Cash - January 1, 2016 | | 3,706 |
| Cash - December 31, 2016 | $ | 50,445 |

UNAUDITED

**VanMile, LLC**
**Statement of Retained Earnings**
**For Year Ended 12/31/2016**

| | | |
|---|---|---:|
| Beginning Balance | $ | 698.00 |
| plus Net Income | | (25,399.00) |
| **Ending Balance** | $ | **(24,701.00)** |